245 Summer Street

Fidelity® Investments

Boston, MA 02210

October 6, 2023

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: File Room

RE:

Fidelity Commonwealth Trust II (the trust): File Nos. 333-139428 and 811-21990

Fidelity Large Cap Growth Enhanced Index Fund

CIK: 0001364923

Request for Withdrawal of Amendment to Registration Statement on Form N-1A

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended ("Securities Act"), Fidelity Commonwealth Trust II (the trust): File Nos. 333-139428 and 811-21990 hereby requests the withdrawal of post-effective amendment no. 43 to its registration statement filed under the Securities Act of 1933 and amendment no. 43 to its registration statement filed under the Investment Company Act of 1940, both of which were filed on Form N-1A (the “Amendment”).

The Amendment was duly submitted via EDGAR and accepted by the Securities and Exchange Commission (the "SEC") on 08/16/2023 (Accession No. 0000878467-23-000067).

The Amendment relates to Fidelity Large Cap Growth Enhanced Index Fund.  This fund will be reorganized into an exchange-traded fund that is a series of a different registrant on or about November 17, 2023.

The trust confirms that no securities have been sold in connection with the Amendment, which has not become effective.

Very truly yours,

/s/Margaret Carey

Margaret Carey

Secretary of the Trust